

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2021

Cassio Bobsin
Chief Executive Officer
Zenvia Inc.
Avenida Paulista, 2300, 18th Floor, Suites 182 and 184
São Paulo, São Paulo, 01310-300, Brazil

     Re: Zenvia Inc.
         Registration Statement on Form F-1
         Filed June 1, 2021
         File No. 333-255269

Dear Mr. Bobsin:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1 filed June 1, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 119

1.   We note that for purposes of your convenience translation from *reais* into U.S. dollars, you used the Central Bank selling exchange rate published on March 31, 2021 of R$5.6983 per US$1.00. Please revise to include a discussion regarding the impact that the recent declines in the exchange rate may have on your results of operations, financial condition and liquidity, if material.

Condensed consolidated statements of financial position at March 31, 2021, page F-3

2.   Please revise to label each of your interim financial statements as "unaudited" where appropriate.

 You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Todd Crider